Exhibit D

Execution

REDEMPTION AGREEMENT

This Redemption Agreement (this “Agreement”) is made and entered into effective as of immediately following the Recapitalization (as defined below), by and between NGP Centennial Follow-On LLC, a Delaware limited liability company (“Follow-On”), and Carlyle Partners VI Centennial Holdings, L.P., a Delaware limited partnership (“Carlyle”). Follow-On and Carlyle are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, reference is made to that certain (i) Contribution Agreement dated as of July 6, 2016 by and among the Follow-On, Centennial Resource Production, LLC, a Delaware limited liability company (“CRP”), Centennial Resource Development, LLC, a Delaware limited liability company, Celero Energy Company, LP, a Delaware limited partnership, and New Centennial, LLC, a Delaware limited liability company (as amended by that certain Amendment No. 1 to Contribution Agreement dated July 29, 2016 and as may be further amended or supplemented from time to time, the “Contribution Agreement”) and (ii) Third Amended and Restated Limited Liability Company Agreement of Follow-On dated as of the date hereof (as amended from time to time, the “LLC Agreement”).

WHEREAS, on the date hereof, Follow-On has effected a recapitalization pursuant to which Carlyle’s previous interests in Follow-On were recapitalized into the Interests (as defined in the LLC Agreement) in Follow-On as set forth in the LLC Agreement (the “Recapitalization”);

WHEREAS, Carlyle has agreed to transfer to Follow-On, 53.3054% of the Interests in Follow-On held by Carlyle (the “Redeemed Interests”) in exchange for the receipt by Carlyle from Follow-On of the distribution of the Closing Consideration (defined below), upon the terms and conditions hereinafter set forth; and

NOW, THEREFORE, for and in consideration of the mutual covenants, promises and agreements hereinafter set forth, and for other good and valuable consideration set forth herein below, the parties hereto hereby agree as follows:

ARTICLE I

REDEMPTION; CLOSING; CERTAIN COVENANTS

Section 1.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place immediately after, and subject to, the consummation of the transactions contemplated by the Contribution Agreement.

Section 1.2 Redemption of Redeemed Interests. In accordance with, and upon and subject to the terms and conditions of, this Agreement, Carlyle hereby sells, assigns and transfers to Follow-On, and Follow-On hereby redeems, accepts and receives from Carlyle, all of Carlyle’s right, title and interest in and to the Redeemed Interests.

Section 1.3 Distribution as Consideration for Redeemed Units. As consideration for the Redeemed Interests (but subject to the making of the Carlyle Cash Payment), Follow-On shall distribute to Carlyle at Closing (the “Closing Consideration”): (a) 844,079 Common Units (as defined in the Fifth Amended and Restated Limited Liability Company Agreement of CRP dated as of the date hereof (the “CRP LLC Agreement”)) in CRP, (b) 844,079 shares of Class C Common Stock of Centennial Resource Development, Inc. (f/k/a Silver Run Acquisition Corporation), a Delaware corporation (“CRD”) (the equity consideration set forth in clauses (a) and (b), the “Equity Consideration”), and (c) $49,454,849.51 cash, which will payable concurrently with the payment of the Effective Date Cash Distribution (as defined in the LLC Agreement (the “Carlyle Cash Payment”). After giving effect to the foregoing, Carlyle holds 844,079 Common Units (as so defined) of CRP.

Carlyle acknowledges and agrees that, subject to the making of the Carlyle Cash Payment, the Closing Consideration constitutes full and complete payment for, and adequate consideration for, the Redeemed Interests being sold by Carlyle and for all covenants and agreements being made by Carlyle in this Agreement. Carlyle shall reasonably cooperate with the Parties to minimize the amount of any taxes required to be withheld or deducted with respect to the transactions contemplated by this Agreement, including the provision of any forms, certifications or other information required or requested to establish a reduction or exemption of any such withholding or deduction.

Section 1.4 Intended Tax Treatment. The parties intend that the transaction described in Section 1.2 and 1.3 be treated for United States federal and applicable state income tax purposes as a distribution of property governed by Section 731(a) and Section 731(b) of the Internal Revenue Code, and each party shall make all applicable income tax filings consistent with such treatment, except as otherwise required by applicable law.

Section 1.5 Certain Covenants. Carlyle hereby covenants and agrees that, as soon as practicable after the date hereof, Carlyle and its affiliates will consummate a series of transactions pursuant to which (a) the exchange rights applicable to the Equity Consideration pursuant to the CRP LLC Agreement will be exercised by affiliates of Carlyle and, in exchange for such Equity Consideration, such affiliates of Carlyle will receive shares of Class A Common Stock of CRD (the “Common Stock”) and (b) such Common Stock will be transferred to CP VI-A Centennial, L.P., a Delaware limited partnership (the “Carlyle Splitter Partnership”) (such transactions, the “Carlyle Transactions”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Party hereby represents and warrants to the other Party that the following statements are true and correct as of the Closing, with the exception of Sections 2.5 and 2.6, which representations and warranties are made by Carlyle only:

Section 2.1 Organization; Authority. Such Party (i) is duly organized, validly existing and in good standing under the laws of the State of Delaware as a limited liability company or limited partnership, as applicable, and (ii) has the full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder and thereunder.

Section 2.2 Due Execution. This Agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery thereof by and on behalf of the other Party, constitutes valid, binding and enforceable obligations of such Party enforceable in accordance with their terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting the rights of creditors in general.

Section 2.3 No Conflict. Neither the execution and delivery of this Agreement, nor the taking of any actions contemplated hereby, will conflict with or result in a breach of any of the provisions of, or constitute a default, event of default or event creating a right of acceleration, termination or cancellation of any obligation under any instrument, note, mortgage, contract, judgment, order, award, decree or other agreement or restriction to which such Party is a party or by which such Party is bound.

Section 2.4 Litigation. There is no claim, cause of action or other litigation or any judicial, administrative or investigative proceedings pending or, to the best of such Party’s knowledge, threatened against such Party that would reasonably be expected to have a material adverse effect on the performance of such Party’s obligations hereunder.

Section 2.5 Redeemed Interests. With respect to Carlyle only:

(a) Prior to giving effect to the transactions contemplated hereby, Carlyle is the record and beneficial owner of the Redeemed Interests.

(b) At the Closing (and subject to the making of the Carlyle Cash Payment), Carlyle will transfer the Redeemed Interests to Follow-On free and clear of (i) any lien, hypothecation, pledge, collateral assignment, security interest, charge or encumbrance of any kind, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent (including any agreement to give any of the foregoing) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing, other than, in each case, the restrictions under applicable securities laws and the LLC Agreement and (ii) any purchase option, right of first refusal, right of first offer, call or similar right of a third party, other than, in each case, as set forth in the LLC Agreement. None of the Redeemed Interests is subject to any voting trust or other contract, agreement, arrangement, commitment or understanding, written or oral, restricting or otherwise relating to the voting or disposition of the Redeemed Interests, other than this Agreement and the LLC Agreement. Except as contemplated herein, there are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Carlyle is or may become obligated to sell any of the Redeemed Interests.

(c) After giving effect to the Carlyle Transactions, the Carlyle Splitter Partnership will be record and beneficial owners of the Common Stock.

Section 2.6 Acknowledgement. With respect to Carlyle only, Carlyle acknowledges that it has made its own analysis of the fairness of the transactions contemplated hereby and has not relied on any advice or recommendation by Follow-On or any of its partners, directors, officers, agents or affiliates with respect to its decision to enter into this Agreement and to consummate the transactions contemplated hereby. Carlyle has knowledge and experience in financial or business matters such that Carlyle is capable of evaluating the merits and risks of the decision to sell the Redeemed Interests. Carlyle is an “accredited investor” as that term is defined in Rule 501 promulgated under the Securities Act. In addition, Carlyle has had sufficient opportunity and time to investigate and review the business, management and financial affairs of Follow-On, and has had sufficient access to management of Follow-On, before its decision to enter into this Agreement, and has had the opportunity to consult with all advisers it deems appropriate or necessary to consult with in connection with this Agreement and any action arising hereunder, including legal, tax and accounting advisers. Carlyle acknowledges that, in connection with its entry into this Agreement and consummation of the transactions contemplated hereby, Carlyle has not relied on any representations or warranties of Follow-On, or any partner, director, officer, affiliate or representative of Follow-On, except for those representations or warranties set forth in this Article II.

ARTICLE III

INDEMNIFICATION BY CARLYLE

Carlyle shall indemnify and hold Follow-On harmless from and in respect of any and all claims, losses, damages, liabilities and expenses (including, without limitation, settlement costs and any legal or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by Follow-On in connection with each and all of the following:

(a) Any misrepresentation or breach of any representation or warranty made by Carlyle in or in connection with this Agreement;

(b) The nonfulfillment or breach of any covenant, agreement or obligation of Carlyle contained in or contemplated by this Agreement; and

(c) Any and all sales, use, transfer, withholding or similar taxes impose with respect to the transactions contemplated by this Agreement.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing.

Section 4.2 Notices. All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the Party making the same and shall be delivered by registered or certified mail (return receipt requested) or by any national overnight courier service (with postage and other fees prepaid) as follows:

If to Follow-On, to:

NGP Centennial Follow-On LLC

c/o NGP X US Holdings, L.P.

5221 N. O’Connor Blvd., Suite 1100

Irving, TX 75039

Attention:

If to Carlyle, to:

Carlyle Partners VI Centennial Holdings, L.P.

c/o The Carlyle Group

1001 Pennsylvania Avenue N.W., Suite 220S

Washington, DC 20004

Attention: Gregory Nikodem

Section 4.3 Expenses. All legal, accounting, and other costs and expenses incurred by a Party in connection with this Agreement and the transactions contemplated hereby, including attorneys’ fees, shall be borne by the Party incurring such fees.

Section 4.4 Entire Agreement; Amendment. This Agreement represents the entire agreement among the Parties with respect to the subject matter hereof, and may be amended only by a written instrument signed by each of the Parties.

Section 4.5 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, personal representatives, successors and assigns. This Agreement shall not be assignable by either Party without the prior written consent of the non-assigning Party.

Section 4.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or pdf copies hereof or signature hereon shall, for all purposes, be deemed originals.

Section 4.7 Further Assurance. The Parties hereto each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

Section 4.8 Waiver. Any Party’s failure to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision, nor prevent such Party thereafter from enforcing each and every other provision of this Agreement. The rights granted to the Parties herein are cumulative and will not constitute a waiver of any Party’s right to assert all other legal remedies available to it under the circumstances.

Section 4.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict or choice of law provision that would result in the imposition of another state’s law.

Section 4.10 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer any rights upon any third parties.

Section 4.11 Compliance with Terms of Operating Agreement. Each Party acknowledges and agrees that the transactions contemplated by this Agreement are in accordance with and comply with the terms of the LLC Agreement and hereby waives any provision of LLC Agreement providing to the contrary.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written.

NGP CENTENNIAL FOLLOW-ON LLC

By:	NGP X US Holdings, L.P., its managing member

By:	NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

SIGNATURE PAGE TO

REDEMPTION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written.

NGP CENTENNIAL FOLLOW-ON LLC

By:	NGP X US Holdings, L.P., its managing member

By:	NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

CARLYLE PARTNERS VI CENTENNIAL HOLDINGS, L.P.

By:	TC Group VI S1, L.P., its general partner

By:	TC Group VI S1, L.L.C., its general partner

By:	/s/ David B. Pearson
Name:	David B. Pearson
Title:	Authorized Person

SIGNATURE PAGE TO

REDEMPTION AGREEMENT